Proxy FACT SHEET			IMPORTANT DATES

			Record Date	August 06, 2007

			Meeting Date:	October 22, 2007

Special Meeting of Shareholders of the:			Mail Date:	September 13, 2007

Putnam Municipal Funds			Meeting Time	11:00 a.m. Eastern Time

PYM	PMM		Location:	Putnam Investments
746781103	746823103	746823400		One Post Office Square .
746781202	746823202			Boston, MA 02109
746823301

MUTUAL FUND ADVISOR			CONTACT INFO

Advisor Name:			Inbound Line:	(800) 301-3998

Fund's
Putnam Investment Management, LLC.			Number:	(800) 225-1581

			Website:	www.putnam.com

What is happening?

A joint Special Meeting of Shareholders of Managed Municipal Income Trust and High Yield Municipal Trust will be held October 22, 2007, at 11a.m. Eastern Standard time, on the 12th Floor of One Post Office Square, Boston, Massachusetts.

What Am I being asked to vote on? .

Managed Municipal Income Trust-

1a. Approval of an Agreement and Plan of Merger that provides that High Yield Municipal Trust will merge with and into Managed Municipal Income Trust. (To be voted on by common and preferred shareholders separately.)
2a. Approval of the authorization, creation and issuance of additional preferred shares of Managed Municipal Income Trust with an aggregate liquidation preference of $45 million. (To be voted on by preferred shareholders only.)
2b. Approval of a two-for-one stock-split of the Series C preferred shares of Managed Municipal Income Trust and a corresponding reduction in liquidation preference from $100,000 per share to $50,000 per share. (To be voted on by preferred shareholders only.)
High Yield Municipal Trust-
1a. Approval of a Plan of Entity Conversion providing for the conversion of High Yield Municipal Trust from a Massachusetts business trust to a Massachusetts limited liability company (the “Conversion”). (To be vote on by common and preferred shareholders separately.)
1b. Approval of an Agreement and Plan of Merger providing that, following the Conversion, High Yield Municipal Trust will merge with and into Managed Municipal Income Trust;

pursuant to the Massachusetts Limited Liability Company Act . (To be voted on by common and preferred shareholders separately).

Contents of the proxy package

1. Putnam prospectus / proxy statement
2. Proxy Card
3. Business reply envelope

What will happen to my shares as a result of the merger?

If you are a shareholder of High Yield Municipal Trust, your common shares will, in effect, be exchanged on a tax-free basis for common shares of Managed Municipal Income Trust with an equal aggregate net asset value on the date of the merger. It is possible, however, that the market value of such shares may differ. Your preferred shares of High Yield Municipal Trust will, in effect, be exchanged on a tax free basis for preferred shares of Managed Municipal Income Trust with an equal aggregate liquidation preference and substantially the same terms.
If you are a shareholder of Managed Municipal Income Trust, your common and preferred shares of Managed Municipal Income Trust will not be affected by the merger, but will represent interests in a larger fund pursuing the same investment goals, strategies and policies and subject to similar restrictions.

Why are the trustees proposing the merger?

The funds have identical investment goals and strategies and have substantially similar policies and restrictions. The Trustees are recommending the merger to allow shareholders to benefit from the larger asset size and, in the case of Managed Municipal Income Trust, lower expense ratio of the combined fund, without significantly changing the nature of their investment. The same management team that is responsible for the day-to-day management of each fund will continue to be responsible for the management of the combined fund.

How will I be notified of the outcome of the proposed mergers?

If you are a shareholder of High Yield Municipal Trust, you will receive confirmation after the merger is completed, indicating your new account number, and the number of shares Managed Municipal Income Trust you are receiving. Shareholders of Managed Municipal Income Trust will be notified of the merger in the fund’s next annual or semi-annual report.

If the proposed merger is not approved, shareholders of High Yield Municipal Trust will be notified and the results of the meeting will be provided in the next annual or semi-annual report of the fund.

What are the federal income tax consequences of the proposed merger?

For federal income tax purposes, no gain or loss is expected to be recognized by High Yield Municipal Trust or its shareholders as a result of the proposed merger, and the aggregate tax basis of the Merger shares received by each shareholder of High Yield Municipal Trust in the merger will be the same as the aggregate tax basis of the shareholder’s High Yield Municipal Trust’s shares. However, because the merger will end the tax year of High Yield Municipal Trust, the merger may accelerate distributions from High Yield Municipal Trust to its shareholders. At any time prior to the consummation of the merger, a shareholder may sell shares on the NYSE, likely resulting in the recognition of gain or loss to such shareholder for federal income tax purposes.

How do the Fund’s investment goals, strategies, policies and restrictions of the funds compare?

The investment goals of the funds are identical. Each fund seeks to provide as high a level of current income exempt from federal income tax as Putnam Management believe is consistent with preservation of capital. Additionally, under normal Market conditions, each fund invests at least 80% of its respective assets in tax-exempt municipal securities.

The funds have substantially similar investment policies and restrictions. The funds’ restrictions regarding the issuance of senior securities and securities lending reflect minor differences. Putnam Management does not anticipate that a significant portion of High Yield Municipal Trust’s portfolio securities will be disposed of in connection with the merger.

Will the market value of my investment change?

Common shares of each fund are expected to continue to be traded on NYSE until the time of the merger. Putnam Management will announce any a suspension in advance of the date such suspensions begins. Shares of the funds may at times trade at a market price greater than net asset value. During recent years, shares of the funds have consistently traded at a discount to net asset value. Depending on market conditions immediately prior to the exchange, common shares of Managed Municipal Income Trust may trade at a greater or smaller discount or premium to net asset value than common shares of High Yield Municipal Trust, which would cause the common Merger shares to have a market value that is greater or less than the current market value of the common shares of High Yield Municipal Trust.

Who will be paying the expense associated with the proposed mergers?

All fees and expenses, including legal and accounting expenses or other similar expenses incurred in connection with the consummation of the proposed merger, will be allocated ratably among the funds in proportion to their net assets, whether or not the mergers are consummated, except that the costs of proxy materials and proxy solicitations for each fund will be borne by that fund only and the costs of SEC filings will be borne by Managed Municipal Income Trust only.

TRUSTEE RECOMMENDATION:

The Trustees unanimously recommend that shareholders vote FOR approval of the proposed mergers.

VOTING METHODS

Registered Shareholders (REG at the beginning of account number)

By Touchtone:	866-437-4672and follow the simple instructions

By Internet:	Go to www.myproxyonline.com and follow the instructions found on the website.

Beneficial Shareholders (NOBO at the beginning of account number)

By Touchtone:	800-690-6903 and follow the simple instructions

By Internet:	Go to www.proxyvote.com and follow the instructions found on the website.